FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

 TORONTO, May 27, 2017

FAIRFAX TO SELL PORTION OF ICICI LOMBARD

Toronto, Ontario (May 27, 2017) – Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announced today that its wholly owned subsidiary, FAL Corporation, has agreed to sell 12.18% of the fully diluted shares of ICICI Lombard General Insurance Company Limited ("ICICI Lombard") to Red Bloom Investment Ltd (9.00%), a company wholly owned by private equity funds managed by Warburg Pincus LLC, Tamarind Capital Pte. Ltd (1.59%), a company wholly owned by the Clermont Group, and IIFL Special Opportunities Fund (1.59%).  The proposed transaction values ICICI Lombard at Rs. 20,300 crore (approximately US$3.1 billion), is subject to governmental and regulatory approvals and is expected to close in the third quarter of 2017.

ICICI Lombard is a leading general insurance company in India with gross written premiums of approximately US$1.2 billion for fiscal year 2016.  Upon completion of the transaction, the share ownership in ICICI Lombard of ICICI Bank Limited and Fairfax will be approximately 63% and 22%, respectively.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:     John Varnell, Vice President, Corporate Development, at (416) 367-4941